SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 12b-25

                       Commission File Number 33-55254-03

                           Notification of Late Filing


                                  (Check One):

    [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X ] Form 10-Q  [ ] Form N-SAR

          For  Period  Ended:  March  31,  1998
          [ ]  Transition Report on Form 10-K
          [ ]  Transition Report on Form 20-F
          [ ]  Transition Report on Form 11-K
          [ ]  Transition Report on Form 10-Q
          [ ]  Transition Report on Form N-SAR
          For the Transition Period Ended:



                           Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.



                    If the  notification  relates  to a  portion  of the  filing
                    checked   above,   identify   the   Item(s)   to  which  the
                    notification relates: Relates to entire Form 10-QSB



                         Part I - Registrant Information

                 Full Name of Registrant DYNAMIC ASSOCIATES INC.

                            Former Name if Applicable

                     7373 North Scottsdale Road, Suite B-169
            Address of Principal Executive Office (Street and Number)

                            Scottsdale, Arizona 85253
                            City, State and Zip Code

                        Part II - Rules 12b-25(b) and (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                              Part III - Narrative

         State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be file within the prescribed period.

Management is finalizing the narrative. The Company expects to file within the extension period.







Part IV - Other Information

         (1) Name and telephone number of person to contract in regard to this notification.

         Grace Sim            602              483-8700
           (Name)         (Area Code)     (Telephone Number)


         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                            [ X  ] Yes   [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Loss will be about $2.7 million, due mainly to bad debts of former subsidiaries.
                                                            [ X  ] Yes   [ ] No


         If  so:  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                            DYNAMIC ASSOCIATES, INC.
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  May 15, 1998                       By:  /s/ Grace Sim
                                            Grace Sim, Director

                                        2